Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. — SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED SEPTEMBER 22, 2010 TO PROSPECTUS DATED AUGUST 13, 2010

AUGUST 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	August 2010	Year to Date	08/31/10	08/31/10

Series A-1	10.47%	14.74%	$6,700,931	$1,212.68

Series A-2	10.66%	15.96%	$2,014,603	$1,288.82

Series B-1	12.36%	9.66%	$5,267,369	$958.10

Series B-2	12.55%	11.14%	$3,363,990	$985.72

*	All performance is reported net of fees and expenses

Fund results for August 2010:

The Fund’s allocations to global equity futures markets underperformed in August as heightening uncertainty continued to drive market volatility. The Dow Jones index lost 3.9% as a poor labor market, deteriorating durable goods sales, and acute housing market declines challenged investor confidence. The Fund also lost ground in Europe as markets reversed lower with the French CAC 40 (-4.2%), the Spanish IBEX 35 (-2.7%) and the Italian MIB 40 (-6.3%) all declining. While German economic data outperformed, the DAX (-4.3%) proved unable to overcome deteriorating investor sentiment. The Singapore Index (-0.1%), Taiwan Index (-1.4%), and Australia’s SPI 200 (-1.7%) managed to finish near unchanged as Asian equities held steady despite worries over declining export demand from the West. The Fund’s systematic trading systems generated solid returns from short positions in Japanese equities with the Nikkei (-7.6%) and the Topix (-5.4%) selling off as confidence waned while officials considered currency intervention and further stimulus to aid the struggling economy. Overall, a mixture of long and short positions produced losses in this sector during August.

The Fund’s long positions in numerous global bond futures markets provided positive results as investors continued to buy the long end of the yield curve. The strong-upward trend in U.S. Treasury bond futures persisted with the front-month contract trading to an 18-month high. The rally in U.S. bonds was attributed to private payrolls gaining 19,000 less than forecast and dramatically disappointing housing figures threatening to lead the economy back into a recession. In Europe, the Fund realized gains throughout August as front-month euro bund futures traded to a new record high. Europe’s economy expanded more than forecast in the second quarter but this data was overshadowed by German investor confidence dropping more than forecast to a 16-month low. Front-month 10-year Japanese JGB futures traded up to the highest level since 2003 as Japan’s GDP growth missed expectations by rising at an annualized rate of only 0.4%. The Fund’s mixture of long and short bond futures positions produced gains for the month.

The Fund’s ongoing net long allocation to short-term interest rate futures yielded positive returns again this month due to the prevailing fear that global growth is languishing. The long-term upward trend in 3-month Eurodollar futures extended higher this month after the U.S. Federal Reserve reversed plans to exit from monetary stimulus and decided to keep its bond holdings level with the possibility of resuming purchases. Three-month Euribor futures also rallied on the heels of an unexpected comment made by a European Community Bank council member who stated that the ECB will support the region’s banks well into 2011. In Canada, 3-month bank acceptance futures trended higher on lower than expected inflation growth and data showing employment falling for the first time this year in July. The Fund also saw gains in Australian 90-day bank bills which traded higher after Australia’s central bank kept overnight rates at 4.5%, citing weakening consumer price inflation. Overall, the Fund’s interest rate futures positions produced gains.

The Fund saw solid results from its allocation to currency markets in August as positions in yen crosses and the Swiss franc performed well amid a growing sense of uncertainty surrounding the global economic recovery. Japan’s currency rallied to a 15-year high against the U.S. dollar and a nine-year high against the euro as investors fled to the perceived safety of the yen despite poor GDP readings. The Canadian dollar (-5.9%) also lost ground against the yen as poor wholesale sales cut into their exports. The Swiss franc (+2.2%) yielded strong results for our strategies, capitalizing on risk aversion. On the other side of the coin, long positions in the Canadian dollar (-3.5%) and Mexican peso (-4.1%) produced losses as investors curbed exposure to these major U.S. trade partners’ currencies amid flagging U.S. data. The Fund also suffered minor losses in the Israeli shekel (-0.7%), New Zealand dollar (-3.7%), Czech koruna (-2.7%), and Norwegian kroner (-3.9%) as these currencies succumbed to global risk aversion. A mixture of long and short currency futures positions led to gains.

The Fund’s trading systems yielded positive results in the metals sector as strong gains on long positions in gold outweighed negative performance in base metals. December gold advanced 5.5% as investment demand surged, more than doubling in the second quarter. Gold continued to benefit from disenchantment with the euro and the U.S. dollar, easily outperforming both. Meanwhile, results suffered in the base metals as these markets succumbed to the same inputs that supported gold. In China, aluminum production was shuttered by another 330,000 tons while manufacturing grew at the slowest pace in 17 months, sparking fears of a double dip recession. These factors led to the possibility of weakening demand, subsequently putting downside pressure on London aluminum (-5.3%) and nickel (-1.5%). A mixture of long and short metals positions produced an overall gain.

The Fund also saw strong results in global energy markets as these products established solid trends for most of August. Demand prospects for natural gas declined as July’s new and existing home sales data unexpectedly fell while initial jobless claims rose. Milder weather and the reduced threat of Atlantic hurricanes moving into the Gulf of Mexico pushed stockpiles to near-record highs. The Fund’s short positions in natural gas produced substantial gains as front-month futures traded well below the 50/100/200 day moving averages, finishing with a loss of 22.4%. The Fund exited its long crude oil positions throughout the month as a litany of negative economic data in the U.S. and abroad continued to erode demand prospects. Rising U.S. jobless claims, contracting manufacturing, and a widening trade deficit sent October crude (-9.3%) down toward the $70 level. Values recovered only nominally late in the month on news that OPEC August production declined to a seven-month low. A mixture of long and short energy resulted in gains in the energies sector in August.

Gold futures marched steadily higher in August as investors became more and more convinced that neither the U.S. dollar nor the euro offer a safe alternative for their assets. December gold futures recouped all of July’s losses while adding 5.5% in dollar terms and 8.5% in euro terms as investors grew increasingly concerned with macroeconomic data in the U.S. and Europe. U.S. housing and unemployment painted a bleak picture, while German investor confidence fell and the ECB indicated the need for longer term support of European banks. The Fund’s perpetual long gold positions produced gains on the month.

Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall positive performance.

For the month of August 2010, Series A-1 gained 10.47%, Series A-2 gained 10.66%, Series B-1 gained 12.36%, and Series B-2 gained 12.55%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GOLD, L.P. — SERIES A-1
AUGUST 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2010)

STATEMENT OF INCOME

August 2010

Investment income, interest	$449

Expenses
Management fee	12,617
Ongoing offering expenses	—
Operating expenses	4,206
Selling Commissions	11,215
Other expenses	5
Incentive fee	—
Brokerage commissions	5,465
Total expenses	33,508

Net investment gain (loss)	(33,059)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	24,406
Net change in unrealized appreciation (depreciation) on futures and forward contracts	643,758

Net gain(loss) on investments	668,163

Net increase (decrease) in net assets from operations	$635,104

STATEMENT OF CHANGES IN NET ASSET VALUE

August 2010

Net assets, beginning of period	$5,768,837

Net increase (decrease) in net assets from operations	635,104
Capital share transactions
Issuance of shares	307,986
Redemption of shares	(10,996)

Net increase(decrease) in net assets from capital share transactions	296,990
Net increase(decrease) in net assets	932,094

Net assets, end of period	$6,700,931

NAV Per Unit, end of period	$1,212.68

SUPERFUND GOLD, L.P. — SERIES A-2
AUGUST 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2010)

STATEMENT OF INCOME

August 2010

Investment income, interest	$135

Expenses
Management fee	3,787
Ongoing offering expenses	—
Operating expenses	1,262
Other expenses	2
Incentive fee	—
Brokerage commissions	1,640
Total expenses	6,691

Net investment gain (loss)	(6,556)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	7,325
Net change in unrealized appreciation (depreciation) on futures and forward contracts	193,216

Net gain(loss) on investments	200,541

Net increase (decrease) in net assets from operations	$193,984

STATEMENT OF CHANGES IN NET ASSET VALUE

August 2010

Net assets, beginning of period	$1,681,919

Net increase (decrease) in net assets from operations	193,984
Capital share transactions
Issuance of shares	145,017
Redemption of shares	(6,317)

Net increase(decrease) in net assets from capital share transactions	138,700
Net increase(decrease) in net assets	332,684

Net assets, end of period	$2,014,603
NAV Per Unit, end of period	$1,288.82

SUPERFUND GOLD, L.P. — SERIES B-1
AUGUST 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2010)

STATEMENT OF INCOME

August 2010

Investment income, interest	$419

Expenses
Management fee	9,918
Ongoing offering expenses	—
Operating expenses	3,306
Selling Commissions	8,818
Other expenses	166
Incentive fee	—
Brokerage commissions	5,963
Total expenses	28,171

Net investment gain(loss)	(27,753)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(12,441)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	619,730

Net gain(loss) on investments	607,289

Net increase (decrease) in net assets from operations	$579,537

STATEMENT OF CHANGE IN NET ASSET VALUE

August 2010

Net assets, beginning of period	$4,568,990

Net increase (decrease) in net assets from operations	579,537
Capital share transactions
Issuance of shares	168,998
Redemption of shares	(50,156)

Net increase (decrease) in net assets from capital share transactions	118,842
Net increase(decrease) in net assets	698,379

Net assets, end of period	$5,267,369

NAV Per Unit, end of period	$958.10

SUPERFUND GOLD, L.P. — SERIES B-2
AUGUST 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2010)

STATEMENT OF INCOME

August 2010

Investment income, interest	$267

Expenses
Management fee	6,323
Ongoing offering expenses	—
Operating expenses	2,108
Other expenses	106
Incentive fee	—
Brokerage commissions	3,802
Total expenses	12,339

Net investment gain(loss)	(12,072)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(7,932)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	395,122

Net gain(loss) on investments	387,190

Net increase (decrease) in net assets from operations	$375,118

STATEMENT OF CHANGE IN NET ASSET VALUE

August 2010

Net assets, beginning of period	$2,788,881

Net increase (decrease) in net assets from operations	375,118
Capital share transactions
Issuance of shares	330,003
Redemption of shares	(130,012)

Net increase (decrease) in net assets from capital share transactions	199,991
Net increase(decrease) in net assets	575,109

Net assets, end of period	$3,363,990
NAV Per Unit, end of period	$985.72

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.